                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           SUN HYDRAULICS CORPORATION
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                        OPTIONS TO PURCHASE COMMON STOCK,
          PAR VALUE $.001 PER SHARE, HAVING AN EXERCISE PRICE OF $16.75
                         (TITLE OF CLASS OF SECURITIES)

                                   866942 10 5
                      (CUSIP Number of Class of Securities)

                                ALLEN J. CARLSON
                             CHIEF EXECUTIVE OFFICER
                          1500 WEST UNIVERSITY PARKWAY
                             SARASOTA, FLORIDA 34243
                                 (941) 362-1200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                         THE PERSON(s) FILING STATEMENT)

                                 With a copy to:
                             GREGORY C. YADLEY, ESQ.
                         SHUMAKER, LOOP & KENDRICK, LLP
                                 TAMPA, FL 33602
                                 (813) 229-7600

                            CALCULATION OF FILING FEE

       Transaction Valuation*                Amount of Filing Fee
       ----------------------------------------------------------
              $203,438                              $41.00

*Calculated solely for purposes of determining the filing fee. This amount assumes that 26,250 shares of restricted stock of the Company will be issued in exchange for 105,000 options eligible to be purchased pursuant to this offer. The aggregate value of the shares of restricted stock was based on the closing price of the Company's common stock on June 8, 2001. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:      Not applicable.  Filing party:    Not applicable.
Form of registration No.:    Not applicable.  Date filed:      Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in "Summary Term Sheet" in the Offer to Purchase (as defined below) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Sun Hydraulics Corporation, a Florida corporation (the "Company"), and the address and telephone number of its principal executive office is 1500 West University Parkway, Sarasota, Florida 34243, (941) 362-1200. The information set forth under "Certain Information About Sun" in Section 9 of the Offer to Purchase is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to purchase from 14 of its employees all outstanding options to purchase shares of its common stock, par value $.001 per share, having an exercise price of $16.75 (the "Options") in exchange for shares of Restricted Stock, as defined in the Offer to Purchase, in the amount set forth on Attachment A to the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 12, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Acceptance for Purchase of Options and Payment of Purchase Price" and "Source and Amount of Consideration; Terms of Restricted Stock Award" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Price Range of the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedure for Tendering Options," "Withdrawal Rights," "Acceptance for Purchase of Options and Payment of Purchase Price," "Certain Conditions of the Offer," "Source and Amount of Consideration; Terms of Restricted Stock Award," "Status of Options Acquired by Us in the Offer," "Federal Income Tax Consequences," "Certain Legal Matters; Regulatory Approvals" and "Extension of Offer; Termination; Amendment" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (e) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Acceptance for Purchase of Options and Payment of Purchase Price" and "Status of Options Acquired by Us in the Offer" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Source and Amount of Consideration; Terms of Restricted Stock Award" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Certain Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (d)      Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Purchase under "Certain Information About Sun" and "Additional Information," and on pages 31-48 of the Annual Report on Form 10-K for the year ended December 30, 2000, and pages 3-10 of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in "Certain Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12. EXHIBITS.

         (a)(1)   Offer to Purchase, dated June 12, 2001.

         (a)(2)   Form of Letter of Transmittal.

         (a)(3)   Form of Letter to Holders.

         (a)(4) Sun Hydraulics Corporation Annual Report on Form 10-K for the year ended December 30, 2000, as filed with the Commission on March 12, 2001, which is incorporated herein by this reference.

         (a)(5) Sun Hydraulics Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the Commission on May 9, 2001, which is incorporated herein by this reference.

         (a)(6) Prospectus for shares of common stock offered in exchange for options.

         (d)(1) Sun Hydraulics Corporation 2001 Restricted Stock Plan, as filed with the Commission on April 12, 2001 as Appendix B to the Company's Proxy Statement on Schedule 14A, incorporated herein by this reference.

         (d)(2) Form of Restricted Share Agreement pursuant to Sun Hydraulics Corporation 2001 Restricted Stock Plan.

         (b), (g) and (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)      Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    SUN HYDRAULICS CORPORATION



                                    By:        /s/ Richard J. Dobbyn
                                           -------------------------------
                                               Richard J. Dobbyn


Dated:  June 11, 2001

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

(a) (1)           Offer to Purchase, dated June 12, 2001.

(a) (2)           Form of Letter of Transmittal.

(a) (3)           Form of Letter to Holders.

(a) (4) Sun Hydraulics Corporation Annual Report on Form 10-K for the year ended December 30, 2000, as filed with the Commission on March 12, 2001, which is incorporated herein by this reference.

(a) (5) Sun Hydraulics Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the Commission on May 9, 2001, which is incorporated herein by this reference.

(a) (6) Prospectus for shares of common stock offered in exchange for options.

(d) (1) Sun Hydraulics Corporation 2001 Restricted Stock Plan, as filed with the Commission on April 12, 2001 as Appendix B to the Company's Proxy Statement on Schedule 14A, incorporated herein by this reference.

(d) (2)           Form of Restricted Share Agreement pursuant to Sun Hydraulics
                  Corporation 2001 Restricted Stock Plan.